EXHIBIT 12.1

SCRIPPS NETWORKS INTERACTIVE, INC.

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations, net of taxes	$847,448	$778,473	$726,808	$683,028	$849,656
Add:
Provision for income taxes	430,330	343,391	301,043	307,623	88,107
(Income) loss from equity investees, net	(71,382)	(80,916)	(85,631)	(79,644)	(60,864)
Distributions of income from equity investees	(191,824)	93,624	104,185	83,912	61,896
Total interest expense	129,441	108,047	52,687	48,710	50,814
Earnings, as adjusted	$1,144,013	$1,242,619	$1,099,092	$1,043,629	$989,609
Fixed charges:
Total interest expense	$129,441	$108,047	$52,687	$48,710	$50,814
Total fixed charges	$129,441	$108,047	$52,687	$48,710	$50,814
Preferred stock dividends	-	-	-	-	-
Total combined fixed charges and preferred stock dividends	$129,441	$108,047	$52,687	$48,710	$50,814
Ratio of earnings to fixed charges	8.84	11.50	20.86	21.43	19.48
Ratio of earnings to combined fixed charges and preferred stock dividends	8.84	11.50	20.86	21.43	19.48